# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexxen International Ltd., CIK 0001849396
CUSIP: M8T80P204
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Date of event which requires filing of this statement: 11/09/2026
Amends the filing with accession number 0001415889-21-003270
Filed by CIK 0001834600
Persons authorized to receive notices and communications: Fred P. Boy, Esq., Lehman & Eilen LLP, 50 Charles Lindbergh Boulevard, Uniondale, New York (NY), 11553, (516) 222-0888

## Reporting persons
- Mithaq Capital SPC (CIK 0001834600): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 16,523,406; shared voting power 0; sole dispositive power 16,523,406; shared dispositive power 0; aggregate amount beneficially owned 16,523,406 (29% of the class)
- Turki Saleh A. Alrajhi (CIK 0001828133): type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 16,523,406; sole dispositive power 0; shared dispositive power 16,523,406; aggregate amount beneficially owned 16,523,406 (29% of the class)
- Muhammad Asif Seemab (CIK 0001828859): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); source of funds: working capital (WC); sole voting power 0; shared voting power 16,523,406; sole dispositive power 0; shared dispositive power 16,523,406; aggregate amount beneficially owned 16,523,406 (29% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nexxen International Ltd.
Address of issuer's principal executive offices: 82 Yigal Alon Street, Tel Aviv, Israel (L3), 6789124
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2021, as amended and supplemented by Amendments No. 1 through No. 10 to Schedule 13D filed by the Reporting Persons with the SEC on various dates between September 9, 2021 and November 6, 2026 (collectively the "Initial 13D", and the Initial 13D as amended and supplemented by this Amendment No. 11, the "Schedule 13D") relating to the Ordinary Shares (the "Shares") of Nexxen International Ltd. (the "Issuer" or "Nexxen"). Unless specifically amended hereby, the disclosures and statements set forth in the Initial 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages referred to on the cover pages are based on 56,950,169 Shares outstanding as of August 24, 2026 as reported in the Issuer's Form 6-K filed with the SEC on September 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: As of the close of business on November 11, 2026, Mithaq Capital has sold the following additional Shares in open market transactions since its last filing on Schedule 13D on November 6, 2026: (i) on November 9, 2026, 310,002 Shares at the average price of $8.97; (ii) on November 10, 2026, 234,846 Shares at the average price of $8.77; and (iii) on November 11, 2026, 142,018 Shares at an average of $8.89.
Other persons with the right to receive dividends or sale proceeds: See Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (11/12/2026)
- Mithaq Capital SPC: Muhammad Asif Seemab, Muhammad Asif Seemab (11/12/2026)
- Turki Saleh A. Alrajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (11/12/2026)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (11/12/2026)